UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

(Continued on the following pages)

(Page 1 of 13 Pages)

_______________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 458738101	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 458738101	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 5 of 13

1		NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 6 of 13

This Amendment No. 7 amends Amendment No. 6 to Schedule 13D of Pyxis Innovations Inc. (“Pyxis”), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. filed January 16, 2008 (“Amendment No. 6”), which amended their Amendment No. 5 filed July 25, 2007 (“Amendment No. 5”), which amended their Amendment No. 4 filed August 28, 2006 (“Amendment No. 4”), which amended their Amendment No. 3 filed June 23, 2006 (“Amendment No. 3”), which amended their Amendment No. 2 filed September 24, 2004 (“Amendment No. 2”), which amended their Amendment No. 1 filed July 22, 2003 (“Amendment No. 1”), which amended their initial Statement on Schedule 13D filed March 14, 2003 (“Initial Schedule 13D”), relating to the Issuer’s securities. Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment as the “Previous Filings.” To the extent any item is superseded by a later filing, the later filing is operative and controlling. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment is filed for the purpose of providing information regarding certain changes in the structure and composition of the Board of Directors of Interleukin Genetics, Inc. (the “Issuer”) and related amendments to the bylaws of the Issuer, as more fully described in Items 4(d) and 4(g) below. It also provides supplementary information regarding (i) the conversion of convertible notes held by Pyxis into shares of the Issuer’s common stock as more fully described in Item 5(c) below, (ii) the issuance of additional convertible notes to Pyxis as described in Item 4(a) below, and (iii) the entry into a First Amendment to Exclusive License Agreement dated September 1, 2008 between the Issuer and Access Business Group International LLC (“Access”), as more fully described in Item 4(f) below.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer’s Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

The information set forth in Item 2 of the Previous Filings is incorporated herein by reference.

CUSIP NO. 458738101	SCHEDULE 13D	Page 7 of 13

Item 3.	Source and Amount of Funds or Other Consideration.

The source of Pyxis’ funds for the transaction described in Item 4 of this Amendment No. 7 is an intercompany loan from Alticor Inc. to Pyxis. Except as stated above, none of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. or the Directors and Officers contributed funds or other consideration in connection with the purchase.

The information set forth in Item 3 of the Previous Filings is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Previous Filings is incorporated herein by reference.

(a)       On June 11, 2008, the Issuer made a draw of $4,000,000 under the credit facility previously extended by Pyxis under that certain Stock Purchase Agreement dated August 17, 2006 (the “Stock Purchase Agreement”) and Amendment No. 5 to the Note Purchase Agreement between Pyxis and the Issuer dated October 23, 2002, as amended, as described in Amendment No. 4. In connection with such loan, Pyxis was issued a convertible promissory note of the Issuer having an original principal amount of $4,000,000 and bearing interest at a variable rate equal to the prime rate. The original principal amount of the convertible promissory note, plus accrued interest thereon, is convertible into the Issuer’s common stock at any time at the option of Pyxis. The promissory note for such loan is convertible into the Issuer’s Common Stock at a rate of $5.6783 per share. As of June 11, 2008, the convertible promissory note would have been convertible into 704,436 shares of the Issuer’s common stock. If the convertible promissory note is not converted, the principal is due and payable on August 16, 2011. In addition, the information included in Item 5(c) below is incorporated herein by reference.

On August 12, 2008, Pyxis and the Issuer entered into a First Amendment to the Stock Purchase Agreement and an Amendment No. 6 to the Note Purchase Agreement between Pyxis and the Issuer dated October 23, 2002, as amended. Under those Amendments, Pyxis extended the term of the above described credit facility to March 31, 2009. As a result, the Issuer had $10,316,255 of remaining borrowing capacity under the credit facility through such date, on an as adjusted basis.

The foregoing descriptions of the First Amendment to Stock Purchase Agreement and Amendment No. 6 to Note Purchase Agreement are not intended to be complete and are qualified by the documents themselves, which are attached to this Amendment No. 7 as Exhibits 99.14 and 99.15, respectively, and incorporated herein by reference.

(d)       Under the Issuer’s Certificate of Designations, Preferences and Rights of the Series A Preferred Stock (the “Certificate of Designations”), the Issuer’s Board of Directors is to be comprised of five members and Pyxis, as the sole holder of the shares of Series A Preferred Stock, has the right to nominate and elect four out of the five members of the Board of Directors (such four Directors, the “Series A Directors”). Immediately prior to the actions described in

CUSIP NO. 458738101	SCHEDULE 13D	Page 8 of 13

Item 4(g) below, the Series A Directors were James M. Weaver, Dianne E. Bennett, George D. Calvert and Thomas R. Curran, Jr. Mr. Weaver serves as Chairman of the Board. Effective July 24, 2008, Pyxis, in its capacity as the sole holder of the shares of Series A Preferred Stock, executed a consent and waiver to the extent necessary to allow the Issuer to increase the number of Directors of the Issuer from five to seven and permitting the holders of the Issuer’s Common Stock, voting together as a separate class, to elect each such additional director at a meeting or pursuant to a consent, if permitted, of the Issuer’s stockholders for the election of directors; provided that such newly created directorships resulting from any such increase in the number of Directors were to be filled solely by the affirmative vote of not less than two-thirds of the remaining Directors then in office.

Immediately following the effectiveness of the consent, (i) the Board accepted the resignation of Ms. Bennett as a Series A Director, and the remaining Series A Directors, pursuant to their authority under the Certificate of Designations, elected Glenn S. Armstrong, Ph.D. to fill the vacancy created by such resignation; and (ii) the Board elected (A) Lewis Bender, the Issuer’s Chief Executive Officer, to fill one of the newly created directorships, to serve as a Class II Director of the Issuer until the 2011 annual stockholders meeting and (B) Mary E. Chowning to fill the other newly created directorship, to serve as a Class III Director of the Issuer until the 2009 annual stockholders meeting. The Board also made the following committee appointments: (1) Mary E. Chowning (Chair), Thomas R. Curran, Jr. and James M. Weaver will serve as the Audit Committee; (2) Glenn S. Armstrong (Chair), George D. Calvert and Mary E. Chowning will serve as the Nominating Committee; and (3) George D. Calvert (Chair), Thomas R. Curran, Jr. and Glenn S. Armstrong will serve as the Compensation Committee. Pursuant to the changes to the bylaws of the Issuer as described in Item 4(g) below, at least one of the members of each of the foregoing committees must be a Series A Director.

The Agreement to Lend Employee between Alticor Inc. and the Issuer relating to Thomas Curran’s service to the Issuer, as described in Amendment No. 6, is no longer in effect.

(f)        As previously reported on the Initial Schedule 13D, the Issuer had entered into a license agreement with Access in March 2003, granting an exclusive license of all of its current and future intellectual property, limited to certain uses within the field of nutrigenomics and dermagenomics. Effective as of September 1, 2008, the parties amended the formerly exclusive license agreement to render the license non-exclusive, thereby generally allowing the Issuer to license its intellectual property to third parties in addition to Access; provided, however, that the Issuer agreed not to license its intellectual property to certain competitors of Access. The parties also amended the license agreement to remove the right of first negotiation, which the Issuer had granted to Access upon entry into the license agreement, for the commercialization of all of the Issuer’s current and future intellectual property into products/services outside of the field of nutrigenomics and dermagenomics.

The foregoing description of the First Amendment to Exclusive License Agreement is qualified in its entirety by the full text of such agreement, which is incorporated by reference herein and are filed as Exhibit 99.16 hereto.

CUSIP NO. 458738101	SCHEDULE 13D	Page 9 of 13

(g)       In connection with the changes to the Board of Directors described in Item 4(d) above, effective July 24, 2008, Pyxis, as the sole holder of the shares of Series A Preferred Stock, consented to, and the Board of Directors amended and restated the Issuer’s bylaws to, among other things, amend certain voting thresholds of the Board of Directors in light of the increase in the number of directors from five to seven, clarify the manner in which stockholder proposals and nominations for director should be brought to the attention of the Company, and streamline the provisions relating to the duties and responsibilities of the committees of the Board of Directors. As described in Item 4(d) above, at least one member of each of the Audit Committee, the Nominating Committee and the Compensation Committee must be a Series A Director. The foregoing description of the Amended and Restated bylaws of the Issuer is qualified in its entirety by the full text of such agreement, which is incorporated by reference herein and is filed as Exhibit 99.13 hereto.

Except as otherwise disclosed in its Previous Filings, as of the date of this filing none of the reporting persons has any plans or proposals of the type enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 5 of the Previous Filings is incorporated herein by reference.

(a)       Pyxis beneficially owns 35,748,692 shares of the Issuer’s stock, which is 58.9% of the sum of the number of the Issuer’s Common Stock that was outstanding as of June 30, 2008 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus the number of shares that would have been outstanding upon conversion of all of the preferred stock and a convertible note held by Pyxis as of such date.

Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc., may be deemed to beneficially own the same 35,748,692 shares of the Issuer’s stock.

The number of shares reported in this Item 5(a) includes 6,884,056 shares of Common Stock owned directly by Pyxis, 28,160,200 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A Preferred Stock and 704,436 shares of Common Stock issuable to Pyxis upon conversion of a convertible note issued June 11, 2008 as described in Item 4(a) above, in each case as of June 30, 2008. In determining Pyxis’ beneficial ownership percentage above, a division calculation is used wherein 35,748,692 is the numerator and the denominator is equal to the sum of: (a) all shares of Common Stock outstanding (as reported by the Issuer), (b) 28,160,200 shares reserved for issuance upon the conversion of the Series A Preferred Stock, and (c) 704,436 shares reserved for issuance upon the conversion of the convertible note.

The calculations in this Item 5(a) are based on the Issuer having 31,789,343 shares of Common Stock outstanding as of June 30, 2008, as reported in the Issuer’s most recent

CUSIP NO. 458738101	SCHEDULE 13D	Page 10 of 13

Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except for the conversion of the Series A Preferred Stock and convertible notes by Pyxis as described herein or as otherwise indicated by the Issuer.

None of the other persons named in response to Item 2 of this Schedule 13D is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

(b)       Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds. Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.

(c)       On June 11, 2008, Pyxis elected to convert $602,786 of convertible notes, consisting of the original principal amount of the convertible notes of $595,336 plus accrued and unpaid interest thereon, into shares of Common Stock at a conversion price per share of Common Stock equal to $0.6392. As a result of the election, 943,032 shares of Common Stock of Issuer were issued to Pyxis.

In addition, the information included in Item 4(a) above is incorporated herein by reference.

Except as described above, there have been no transactions in the Issuer’s Common Stock by any of the reporting persons during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

The responses to (a) of this Item 5 are “Not Applicable” for the Directors and Officers. The responses to paragraph (b) and (c) of this Item 5 are “Not Applicable” and “None”, respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Previous Filings and in Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

CUSIP NO. 458738101	SCHEDULE 13D	Page 11 of 13

Exhibit

Number	Description

99.1

Stock Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.2

Registration Rights Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003)

99.3

Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.4

Amendment No. 3 to Note Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 5, 2003)

99.5

Amendment No. 2 to Security Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on March 5, 2003)

99.6

Exclusive License Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003)

99.7

Research Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group LLC (hereby incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on March 5, 2003)

99.8	Letter of Guaranty dated March 5, 2003 from Alticor Inc. (hereby incorporated by reference to Exhibit 10.14 to the Issuer’s Form 8-K filed on March 5, 2003)

99.9

Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.), and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004)

99.10

Amendment No. 4 to Note Purchase Agreement dated February 23, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2006)

CUSIP NO. 458738101	SCHEDULE 13D	Page 12 of 13

99.11

Amendment No. 5 to Note Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.11 to Amendment No. 4 filed August 17, 2006)

99.12

Stock Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006)

99.13	Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008)

99.14	First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

99.15	Amendment No. 6 to Note Purchase Agreement dated August 12, 2008 between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

99.16	First Amendment to Exclusive License Agreement dated September 1, 2008 between Interleukin Genetics, Inc. and Access Business Group International LLC*

__________________

*	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

CUSIP NO. 458738101	SCHEDULE 13D	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2008	PYXIS INNOVATIONS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: September 19, 2008	ALTICOR INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: September 19, 2008	SOLSTICE HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: September 19, 2008	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

EXHIBIT INDEX

Exhibit

Number	Description

99.1

Stock Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.2

Registration Rights Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003)

99.3

Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.4

Amendment No. 3 to Note Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 5, 2003)

99.5

Amendment No. 2 to Security Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on March 5, 2003)

99.6

Exclusive License Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003)

99.7

Research Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group LLC (hereby incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on March 5, 2003)

99.8	Letter of Guaranty dated March 5, 2003 from Alticor Inc. (hereby incorporated by reference to Exhibit 10.14 to the Issuer’s Form 8-K filed on March 5, 2003)

99.9

Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.), and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004)

99.10

Amendment No. 4 to Note Purchase Agreement dated February 23, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2006)

99.11

Amendment No. 5 to Note Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.11 to Amendment No. 4 filed August 17, 2006)

99.12

Stock Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006)

99.13	Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008)

99.14	First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

99.15	Amendment No. 6 to Note Purchase Agreement dated August 12, 2008 between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

99.16	First Amendment to Exclusive License Agreement dated September 1, 2008 between Interleukin Genetics, Inc. and Access Business Group International LLC*

__________________

*	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.